Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Ultra Petroleum Corp.:
We consent to the incorporation by reference in the Registration Statements No. 333-89522 on Form S-3 and No. 333-132443 on Form S-8 of Ultra Petroleum Corp. of our report dated March 30, 2006 with respect to the consolidated balance sheet of Ultra Petroleum Corp. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations and retained earnings, shareholders’ equity, and cash flow for each of the years in the two-year period ended December 31, 2005, which report appears in the December 31, 2006 Annual Report on Form 10-K of Ultra Petroleum Corp.
KPMG LLP
Denver, Colorado
February 26, 2007